Exhibit 4.2

Description of Securities

The shares of common stock, par value $0.01 per share, of Creative Realities, Inc. (“we,” us” or the “Company”) is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following is a description of our common stock, and certain material provisions of Minnesota law, our Amended and Restated Articles of Incorporation (“Articles”) and our Amended and Restated Bylaws (“Bylaws”). The following is only a summary. For a more detailed description of our common stock, you should refer to the provisions of our Articles and our Bylaws, both of which are filed as exhibits to this Annual Report on Form 10-K, and to the Minnesota Business Corporation Act (“MBCA”).

Common Stock

Voting. The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that shareholder on every matter properly submitted to the shareholders for their vote. Shareholders are not entitled to vote cumulatively for the election of directors.

Dividend Rights. Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our Board of Directors out of our assets or funds legally available for such dividends or distributions.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to shareholders after payment of liabilities and after the satisfaction of any liquidation preference owed to the holders of any outstanding series of preferred stock.

Conversion, Redemption and Preemptive Rights. Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Anti-Takeover Provisions

The following is a description of certain provisions of the MBCA and our Bylaws that are likely to discourage any unfriendly attempt to obtain control of the Company. This summary does not purport to be complete and is qualified in its entirety by reference to the MBCA and our Bylaws.

Minnesota Business Combination Act

We are subject to the Section 302A.673 of the MBCA. Subject to certain qualifications and exceptions, the statute prohibits an “interested shareholder” of an “issuing public corporation” from effecting any “business combination” with the corporation for a period of four years from the date the shareholder becomes an “interested shareholder” unless the corporation’s Board of Directors approved the business combination prior to the shareholder becoming an “interested shareholder” or otherwise approved the shareholder becoming an “interested shareholder.” As a public corporation incorporated under the MBCA, we are an “issuing public corporation” under the statute.

An “interested shareholder” is defined to include (i) any beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation, or (ii) any affiliate or associate of the corporation, that, within the prior four-year period has at any time directly or indirectly beneficially owned 10% or more of the voting power of the then-outstanding stock of the corporation.

The term “business combination” is defined broadly to include, among other things:

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the merger, consolidation or share exchange of the corporation with the interested shareholder or any corporation that is, or after the merger, consolidation or share exchange would be, an affiliate or associate of the interested shareholder (subject to certain exceptions);

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the sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder or any affiliate or associate of the interested shareholder, of assets of the corporation or any subsidiary (i) having an aggregate market value of 10% or more of the corporation’s consolidated assets, (ii) having an aggregate market value of 10% or more of the market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation determined on a consolidated basis (subject to certain exceptions); or

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the issuance or transfer to an interested shareholder or any affiliate or associate of the interested shareholder of 5% or more of the aggregate market value of the outstanding stock of the corporation (subject to certain exceptions).

The statute is designed to protect minority shareholders of an issuing public corporation by prohibiting transactions in which an acquirer could favor itself at the expense of minority shareholders. The statute’s prohibition on the issuance or transfer to an interested shareholder of 5% or more of the aggregate market value of the outstanding stock of a corporation is subject to an exemption for shares purchased pursuant to the exercise of rights offered on a pro rata basis to all shareholders, such as a rights offering.

Bylaws

Certain provisions of our Bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our corporate policies formulated by our Board of Directors. In addition, these provisions also are intended to ensure that our Board of Directors will have sufficient time to act in what our Board of Directors believes to be in the best interests of our Company and our shareholders. Nevertheless, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of our shareholders. These provisions are summarized below.

Advance Notice Provisions for Raising Business or Nominating Directors. Sections 2.2 and 3.3 of our Bylaws contain advance-notice provisions relating to the ability of shareholders to raise business at a shareholder meeting and make nominations for directors to serve on our Board of Directors. These advance-notice provisions generally require shareholders to raise business within a specified period of time prior to a shareholder meeting in order for the business to be properly brought before the shareholder meeting. Similarly, our Bylaws prescribe the timing of submissions for nominations to our Board of Directors and the certain of factual and background information respecting the nominee and the shareholder making the nomination.

Limited Shareholder Action in Writing. Our Bylaws provide that shareholder action can be taken only at an annual or special meeting of shareholders and cannot be taken by written consent in lieu of a meeting by fewer than all shareholders entitled to vote. This provision is consistent with the MBCA, which does not allow for fewer than all shareholders of a public corporation to take action other than at an actual meeting of the shareholders.

Number of Directors and Vacancies. Our Bylaws provide that the number of directors shall initially consist of seven persons, with the precise number of directors comprising the board shall be determined from time to time by the board itself. The prescribed number of directors comprising the board may be increased (but not decreased) by a majority of the directors then serving on the board. The Bylaws also provide that our board has the right, except as may be provided in the terms of any series of preferred stock created by resolutions of the board, to fill vacancies, including vacancies created by any decision of our board to increase the number of directors comprising the board.

Blank-Check Preferred Stock

Under our Articles, our board has the authority to fix by resolution the terms and conditions of one or more series of preferred stock and provide by resolution for the issuance of shares of such series.

We believe that the availability of our preferred stock, in each case issuable in series, and additional shares of common stock could facilitate certain financings and acquisitions and provide a means for meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as authorized but unissued shares of common stock, will be available for issuance without further action by our shareholders, unless shareholder action is required by applicable law or the rules of any stock exchange on which any series of our stock may then be listed, or except as may be provided in the terms of any preferred stock created by resolution of our board.

These provisions give our board the power to approve the issuance of a series of preferred stock, or additional shares of common stock, that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares of preferred stock might impede a business combination if the terms of those shares include voting rights which would enable a holder to block business combinations or, alternatively, might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied.

Listing

Our common stock is listed on The Nasdaq Capital Market under the symbol “CREX.”